SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2023

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Annual Report on Form 20-F 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: April 5, 2023

Annual Report on Form 20-F 2022

Rome, April 5, 2023 – Today Eni’s Annual Report on Form 20-F for the year ended December 31, 2022, has been filed with the U.S. Securities and Exchange Commission (SEC).

The Annual Report on Form 20-F 2022 is published on Eni’s website (eni.com) in the “Publications” section. Shareholders can receive a hard copy of Eni’s Annual Report on Form 20-F 2022, free of charge, by emailing, a request to “segreteriasocietaria.azionisti@eni.com” or to “investor.relations@eni.com”.

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Company Contacts

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad):

+80011223456 Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

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Eni

Società per Azioni Roma, Piazzale

Enrico Mattei, 1 Share capital:

€4,005,358,876 fully paid

Tax identification number

00484960588 Tel.: +39

0659821 - Fax: +39

0659822141

This press release is also available on the Eni web site eni.com.